UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 3)

Aratana Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03874P101

(CUSIP Number)

Scott E. Oross, Esq.

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, California 92121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03874P 101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avalon Ventures IX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,345,543 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 1,345,543 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,345,543 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%[1]
14	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 34,964,956 shares of common stock of Aratana Therapeutics, Inc. outstanding as of August 3, 2015, as reported on Aratana Therapeutics, Inc.’s Form 10-Q filed on August 7, 2015 with the Securities and Exchange Commission.

CUSIP No. 03874P 101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avalon Ventures IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,345,543 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 1,345,543 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,345,543 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%[2]
14	TYPE OF REPORTING PERSON PN

[2]	Based on a total of 34,964,956 shares of common stock of Aratana Therapeutics, Inc. outstanding as of August 3, 2015, as reported on Aratana Therapeutics, Inc.’s Form 10-Q filed on August 7, 2015 with the Securities and Exchange Commission.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D is being jointly filed by Avalon Ventures IX GP, LLC (“Avalon LLC”) and Avalon Ventures IX, L.P. (“Avalon LP”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2013, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on February 6, 2014 and Amendment No. 2 to Schedule 13D filed with the SEC on July 20, 2015 (collectively, the “Schedule 13D”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 3. This Amendment No. 3 is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following:

On August 13, 2015, Avalon LP distributed an aggregate of 1,000,000 shares of Common Stock on a pro rata basis for no consideration to its limited partners. Pursuant to this distribution, Avalon LLC received 20,000 shares of Common Stock.

Subsequently, Avalon LLC sold an aggregate of 40,000 shares of Common Stock pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, as follows:

Date	Amount Sold	Price Per Share
8/14/15	800	$17.61
8/14/15	1,003	$17.01
8/17/15	38,197	$17.00

Item 5.	Interest in Securities of the Issuer Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Avalon LP owns 1,345,453 shares of Common Stock which represent approximately 3.8% of the outstanding shares of Common Stock of the Issuer. All ownership percentages are calculated based on a total of 34,964,956 shares of Common Stock of the Issuer outstanding as of August 3, 2015, as reported on the Issuer’s Form 10-Q filed on August 7, 2015 with the SEC.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)	On August 13, 2015, Avalon LP distributed an aggregate of 1,000,000 shares of Common Stock on a pro rata basis for no consideration to its limited partners. Pursuant to this distribution, Avalon LLC received 20,000 shares of Common Stock.

Subsequently, Avalon LLC sold an aggregate of 40,000 shares of Common Stock pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, as follows:

Date	Amount Sold	Price Per Share
8/14/15	800	$17.61
8/14/15	1,003	$17.01
8/17/15	38,197	$17.00

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2015

Avalon Ventures IX, L.P.

By:	Avalon Ventures IX GP, LLC
Its:	General Partner

By:	/s/ Tighe Reardon
Tighe Reardon, Authorized Signatory

Avalon Ventures IX GP, LLC

By:	/s/ Tighe Reardon
Tighe Reardon, Authorized Signatory